UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. ____)*

Under the Securities Exchange Act of 1934

Richfield Oil & Gas Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

763358 30 6

(CUSIP Number)

John J. McFadden, 15 W. South Temple Suite 1050, Salt Lake City, Utah, 84101

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

February 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.
1	Names of Reporting Persons. John Joseph McFadden I.R.S. IDENTIFICATION Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
	7	Sole Voting Power 147,324
Number of Shares Beneficially Owned by	8	Shared Voting Power N/A
Each Reporting Person With	9	Sole Dispositive Power 147,324
	10	Shared Dispositive Power N/A
11	Aggregate Amount Beneficially Owned by Each Reporting Person 147,324
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.45%
14	Type of Reporting Person (See Instructions) IN

2

Item 1. Security and Issuer

Common stock, par value $0.001.

Item 2. Identity and Background

(a)	The name of the person filing this statement is John J. McFadden (“reporting person”);

(b)	The reporting person’s residence or business address is 15 W. South Temple Suite 150, Salt Lake City, Utah, 84101;

(c)	The reporting person’s principal occupation or employment is Director.

(d)	The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)	The reporting person has not, during the last five years, been a party to any civil proceeding requiring disclosure under this item; and

(f)	The reporting person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The reporting person received his shares in the shares exchange with Hewitt Petroleum, Inc., as more particularly described in the issuer’s registration statement on Form 10, as amended on August 17, 2012.

Item 4. Purpose of Transaction

The shares were acquired for investment. The reporting person has no plans or proposals of the type required to be reported in this Item 4.

Item 5. Interest in Securities of the Issuer

The aggregate number of shares held by the reporting person is 147,324, which is 0.45% of issued and outstanding shares of the issuer as of January 23, 2013.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits

None.

3

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2013	/S/ John Joseph McFadden
Date

4